STOP 3628


# WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050




August 16, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed one (1) copy of each of the following announcements released to the London Stock Exchange:

| | Announcement | Issue Date |
|---|---|---|
| 1. | Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons – Exercise of Executive Options and Subsequent Sale | August 15, 2005 |
| 2. | Block Listing Six Monthly Return – Senior Option Scheme | August 15, 2005 |
| 3. | Block Listing Six Monthly Return – Saye Scheme | August 15, 2005 |

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Timothy M. Gladden
Authorized Representative

Enclosures

8/24

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

| | |
|---|---|
| **1.** Name of *issuer*<br><br>**MARKS AND SPENCER GROUP PLC** | **2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 ( as extended by section 328) of the Companies Act 1985; or<br><br>(iii) both (i) and (ii)<br><br>(i) |
| **3.** Name of *person discharging managerial responsibilities/director*<br><br>FIONA HOLMES - PDMR | **4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>N/A |
| **5.** Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3]<br><br>NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE | **6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC |
| **7.** Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them<br><br>PERSHING SECURITIES LIMITED | **8.** State the nature of the transaction<br><br>EXERCISE OF EXECUTIVE SHARE OPTIONS OVER 26,466 SHARES AND SUBSEQUENT SALE OF 26,466 SHARES |
| **9.** Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>26,466 SHARES | **10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>DE MINIMIS |
| **11.** Number of *shares*, debentures or financial instruments relating to *shares* disposed<br><br>26,466 SHARES | **12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>DE MINIMIS |
| **13.** Price per *share* or value of transaction<br><br>256p - EXERCISE PRICE<br>353.75p - SALE PRICE | **14.** Date and place of transaction<br><br>12 AUGUST 2005 - LONDON |

| | |
|---|---|
| **15.** Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>7,173 SHARES | **16.** Date issuer informed of transaction<br><br>12 AUGUST 2005 |

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

| | |
|---|---|
| **17.** Date of grant | **18.** Period during which or date on which it can be exercised |
| **19.** Total amount paid (if any) for grant of the option | **20.** Description of *shares* or debentures involved (*class* and number) |
| **21.** Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise | **22.** Total number of *shares* or debentures over which options held following notification |

| | |
|---|---|
| **23.** Any additional information<br><br>**N/A** | **24.** Name of contact and telephone number for queries<br><br>ANDREW GREEN TEL. 020 8718 9984 |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

ANDREW GREEN

Date of notification 15 August 2005

# BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

**To:** The *FSA*

**Date:** 15 AUGUST 2005

| | | | | |
|---|---|---|---|---|
| AVS No: | | | | |
| Name of *applicant:* | | MARKS AND SPENCER GROUP PLC | | |
| Name of scheme: | | SENIOR OPTION SCHEME | | |
| Period of Return: | From: | 1 JANUARY 2005 | To: | 30 JUNE 2005 |
| Balance under scheme from previous return: | | 28,491,137 SHARES | | |
| The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: | | N/A | | |
| Number of *securitites* issued/allotted under scheme during period: | | 2,359,336 SHARES | | |
| Balance under scheme not yet issued/allotted at end of period | | 26,131,801 SHARES | | |
| Number and *class* of *securities* originally listed and the date of admission | | ORDINARY SHARES OF 25P EACH<br>23,303,606 SHARES LISTED ON 19 MARCH 2005<br>27,000,000 SHARES LISTED ON 25 NOVEMBER 2005 | | |
| Total number of *securities* in issue at the end of the period | | 1,660,415,127 SHARES | | |

| | |
|---|---|
| Name of contact: | ANTHONY CLARKE |
| Address of contact: | MARKS AND SPENCER GROUP PLC<br>WATERSIDE HOUSE<br>35 NORTH WHARF ROAD<br>LONDON<br>W2 1NW |
| Telephone number of contact: | 020 8718 9940 |

SIGNED BY ANTHONY CLARKE

~~Director/company secretary~~/suitably experienced *employee*/~~duly authorised officer,~~ for and on behalf of

MARKS AND SPENCER GROUP PLC

Name of *applicant*

**If you knowingly or recklessly give false or misleading information you may be liable to prosecution.**

# BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

**To:** The *FSA*

**Date:** 15 August 2005

| | | | | |
|---|---|---|---|---|
| AVS No: | | | | |
| Name of *applicant:* | | MARKS AND SPENCER GROUP PLC | | |
| Name of scheme: | | SAYE SCHEME | | |
| Period of Return: | From: | 1 JANUARY 2005 | To: | 30 JUNE 2005 |
| Balance under scheme from previous return: | | 32,895,001 SHARES | | |
| The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: | | N/A | | |
| Number of *securitites* issued/allotted under scheme during period: | | 11,390,660 SHARES | | |
| Balance under scheme not yet issued/allotted at end of period | | 21,504,341 SHARES | | |
| Number and *class* of *securities* originally listed and the date of admission | | ORDINARY SHARES OF 25P EACH<br>20,859,113 SHARES LISTED ON 19 MARCH 2005<br>30,000,000 SHARES LISTED ON 25 NOVEMBER 2005 | | |
| Total number of *securities* in issue at the end of the period | | 1,660,415,127 SHARES | | |

| | |
|---|---|
| Name of contact: | ANTHONY CLARKE |
| Address of contact: | MARKS AND SPENCER GROUP PLC<br>WATERSIDE HOUSE<br>35 NORTH WHARF ROAD<br>LONDON<br>W2 1NW |
| Telephone number of contact: | 020 8718 9940 |

SIGNED BY ANTHONY CLARKE

~~*Director*/company secretary~~/suitably experienced *employee*/~~duly authorised officer,~~ for and on behalf of

MARKS AND SPENCER GROUP PLC

Name of *applicant*

**If you knowingly or recklessly give false or misleading information you may be liable to prosecution.**